UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of October 2014

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

On October 7, 2014, Galmed Pharmaceuticals Ltd. (the “Company”) and Mr. Chanan Ray Morris mutually agreed to terminate that certain consulting agreement, dated March 4, 2014, pursuant to which Mr. Morris served as the Company’s Chief Financial Officer. The termination will be effective as of December 31, 2014 and Mr. Morris will continue to serve as the Company’s Chief Financial Officer through such date. Prior to year-end 2014, the Company currently anticipates appointing a permanent, full-time Chief Financial Officer to replace Mr. Morris, whose services would be effective as of January 1, 2015.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: October 7, 2014	By:	/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer